Exhibit 99.1

SciSparc Launches New JV Targeting Discovery of Potential Drugs for Cancers and Infectious Diseases

Research builds on studies with support from global experts in the field of small molecule drugs and gene editing

TEL AVIV, Israel, March 10, 2022 /PRNewswire/ -- SciSparc Ltd. (NASDAQ: SPRC) (the “Company” or “SciSparc”), a specialty, clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, today announced the intended formation of a joint venture (“JV”) to focus on the discovery and development of potential drugs for cancers and other life-threatening conditions. Under the terms of the JV, to promote this intention, SciSparc will establish a new drug discovery company, MitoCareX Bio Ltd., an Israeli corporation (“MitoCareX Bio”).

The JV will focus on investigating mitochondrial carriers, transport proteins crucial for cell viability. Because of mitochondrial carriers’ significant role in transporting necessary metabolites for cell functioning across the inner mitochondrial membranes, the Company believes various life-threatening conditions, such as cancers and rare mitochondrial diseases, might be treated by regulating the function of mitochondrial carriers. In humans, the mitochondrial carrier family (Solute Carrier Family 25, SLC25) consists of 53 members and is the largest solute transporter family.

“This is an exciting opportunity to potentially further expand our pipeline into multiple new indications targeting large unmet medical needs,” stated Oz Adler, Chief Executive Officer and Chief Financial Officer of SciSparc. “MitoCareX Bio intends to employ computationally-based drug discovery capabilities, leveraging vast research experience and specific knowledge in the field, to discover and potentially develop a pipeline that may include small molecules targeting the proteins of interest in various life-threatening conditions.”

To form the JV, SciSparc will establish a new drug discovery company, MitoCareX Bio Ltd. (“MitoCareX Bio”). Based on pre-determined milestones, SciSparc will invest up to $1.7 million, for up to 50.01 percent ownership, in MitoCareX Bio over the next two years and according to a number of milestones agreed upon in the agreement. MitoCareX Bio’s innovative research will partly build upon successful proof-of-concept experiments performed in the UK. Professor Ciro Leonardo Pierri (University of Bari, Italy), a global expert in the field of mitochondrial carrier proteins, has indicated to the Company that he intends to support the program as a consultant to the Company.

About SciSparc (NASDAQ: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette syndrome, for the treatment of obstructive sleep apnea and Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus. Learn more at https://scisparc.com/.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses establishment of a joint venture company to focus on discovery, research and development of potential drugs for cancers and other life-threatening conditions and in investing in new innovative research opportunities to potentially further expand the Company’s pipeline into multiple new indications targeting medical needs. Historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on March 30, 2021, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

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Investor Contact:

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Tel: +972-3-6167055